FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month February, 2008

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press Release dated February 13, 2008 announcing the launch of “Tata Communications” brand worldwide and intimation regarding change of name of the Company from “Videsh Sanchar Nigam Limited” to “Tata Communications Limited”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 1, 2007. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
February 13, 2008	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/12882

13 February 2008

Sir,

Sub: Press Release “Tata Communications Launches Worldwide”

Please find sent herewith a copy of the press release on the captioned subject issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Dy. Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan / Mr. Rajesh Chawathe, for SEC information requirements.

Tata Communications Limited

Regd. Office : LVSB Kashinath Dhuru Marg Prabhadevi Mumbai 400 028

Tel 91 22 66591965 Fax 91 22 66591962 email ; rishabh.aditya@tatacommunications.com

Media Contacts:

Janice Goveas	Kristen Massaro	Sanjay Chaudhary
Tata Communications	STC Associates	Vaishnavi Corporate Comm
+91 22 66 10 7842	+ 1 212 725 1900 ext. 229	+ 91 9212743191
Janice.goveas@tatacommunications.com	kristen@stcassociates.com	sanjayc@vccpl.com

Tata Communications Launches Worldwide

Boosts global strategy with new brand and $2B in planned investments to drive new world of communications

Mumbai – (BUSINESS WIRE) – February 13, 2008 – Tata Communications (NYSE: TCL) launched today as a leading provider of the new world of communications, integrating the former VSNL and Teleglobe brands. Tata Communications will leverage its Tata Global Network (TGN) and unique experience of operating in emerging markets in Asia and Africa to deliver a new world of globally managed communications solutions.

The launch represents the culmination of recent major international investments that expanded the company’s global reach and ability to deliver IP-leveraged communications solutions to Businesses and Consumers worldwide.

Increasing broadband penetration, popularity of rich media digital content and expansion into emerging markets have contributed to the surging demand for bandwidth globally. With a specific focus on the new world of IP, MPLS, Ethernet and Managed Services, Tata Communications will leverage the Tata Global Network which is one of the most recent and advanced submarine cable and IP networks to meet the demand for converged IP solutions. The company is in the process of completing additional submarine cables systems connecting emerging markets in Asia, Middle East and Africa to Europe to meet the demands of consumer broadband and enterprise customers over the next five to eight years. Tata Communications plans to invest over $2 billion over the next three years to further fuel its global expansion plans.

“Tata Communications reflects the 130-year strong heritage of trust and leadership that the Tata Group brings to its customers,” Mr. Subodh Bhargava, Chairman of Tata Communications said. “The new identity is a major step in our commitment in building long-lasting relationships with our customers, partners and stakeholders.”

The Tata Communications brand integrates the former VSNL, VSNL International, Teleglobe, Tata Indicom Enterprise Business Unit (TIEBU) and Cipris brands worldwide.

“We are tremendously pleased with the launch of the new brand,” said Mr. N. Srinath, CEO and Managing Director of Tata Communications. “The Tata Group has a long and highly respected history of achievement and contribution to the many markets, industries, and communities it serves. Tata Communications will continue to build on our track record of successes, strong global investment strategy, and India and emerging markets strengths to grow globally in its targeted segments”.

“In the past few years, it is with great anticipation that we have sought to bear the Tata name as it is a mark of our commitment to quality and ethics for our enterprise customers worldwide,” says Vinod Kumar President, Global Data & Mobility Services, Tata Communications, “We are extremely excited to have a more direct affiliation through our brand across all of the different industries in which the Tata Group leads, and to bring that expertise to each and all of our enterprise customers.”

“The next trillion dollars to be made in global communications will depend heavily on emerging markets where Tata Communications is already a leading player,” said Camille Mendler, Vice President of research at Yankee Group. “There is grand ambition, but also integrity in how the company executes; ultimately, customers worldwide can only benefit from its unified global presence.”

During the last year, Tata Communications has announced significant investments in enhancing network and services capabilities in India, intra-Asia, Middle East and Africa. The TGN-Intra Asia and TGN-Eurasia cables, complementing the company’s existing multi-terabit capacities across the Atlantic and Pacific oceans, will ensure diverse and reliable inter-continental connectivity. Data center expansion and roll-out of managed services will offer value-added, hosted and customized solutions. Tata Communications also continues to expand its global MPLS and Ethernet networks to enable scalable and secure connectivity and advanced services. Tata Communications’ Wimax network roll-out in India will provide customers with high-speed and reliable connectivity to over 100 cities and towns. Additionally, Tata Communications’ strategic investment in South African operator Neotel, provides a strong anchor to build an African footprint.

For more information regarding Tata Communications’ suite of services please visit www.tatacommunications.com.

About Tata Communications

Tata Communications Limited along with its global subsidiaries (Tata Communications) is a leading global provider of the new world of communications. The company leverages its Tata Global Network, vertical intelligence and leadership in emerging markets, to deliver value-driven, globally managed solutions to the Fortune 1000 and mid-sized enterprises, service providers and consumers.

The Tata Communications portfolio includes transmission, IP, converged voice, mobility, managed network connectivity, hosted data center, communications solutions and business transformation services to global and Indian enterprises & service providers as well as, broadband and content services to Indian consumers. The Tata Global Network encompasses one of the most advanced and largest submarine cable networks, a Tier-1 IP network, connectivity to more than 200 countries across 300 PoPs and more than one million square feet data center space. Tata Communications serves its customers from its offices in 80 cities in 40 countries worldwide. Tata Communications has a strategic investment in South African operator Neotel, providing the company with a strong anchor to build an African footprint.

The number one global international wholesale voice operator and number one provider of International Long Distance, Enterprise Data and Internet Services in India, the company was named “Best Wholesale Carrier” at the World Communications Awards in 2006 and was named the “Best Pan-Asian Wholesale Provider” at the 2007 Capacity Magazine Global Wholesale Telecommunications Awards for the second consecutive year.

Becoming the leading integrated provider to drive and deliver a new world of communications, Tata Communications became the unified global brand for VSNL, VSNL International, Teleglobe, Tata Indicom Enterprise Business Unit and CIPRIS on February 13, 2008.

Tata Communications Ltd. is a part of the $29 billion Tata Group; it is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange (NYSE: TCL).

www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network, failure to develop new products and services that meet customer demands and generate acceptable margins, failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services, failure to stabilize or reduce the rate of price compression on certain of the company’s communications services, failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry, and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.